UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008425

February 10, 2004

Eric J. Bock
Executive Vice President
and Corporate Secretary
Cendant Corporation
9 West 57th Street, 37th Floor
New York, NY 10019

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/10/2004

Re: Cendant Corporation
Incoming letter dated January 15, 2004

Dear Mr. Bock:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to Cendant by The Catholic Equity Fund, CHRISTUS Health, the Congregation of Divine Providence, Providence Trust and the Congregation of Divine Providence, Providence Trust, and the Congregation of the Sisters of Charity of the Incarnate Word. On January 16, 2004, we issued our response expressing our informal view that unless the proponents provide Cendant with a proposal and supporting statement revised in a specified manner, Cendant could exclude the proposal or portions of the supporting statement.

Although we received your letter before we issued our response, we inadvertently failed to reference your letter in our response. We have, therefore, reviewed the information in your letter. After reviewing this information, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Theodore F. Zimmer
President
The Catholic Funds
1100 West Wells Street
Milwaukee, WI 53233

723612

Eric J. Bock
Executive Vice President
and Corporate Secretary

CENDANT

January 15, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Cendant Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letters dated December 10, 2003 (the "December 10 Letter"), and December 24, 2003 (the "December 24 Letter"), pursuant to which Cendant Corporation (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the shareholder proposal and supporting statement submitted by The Catholic Equity Funds and co-sponsored by CHRISTUS Health, Congregation of Divine Providence, Providence Trust and Congregation of the Sisters of Charity of the Incarnate Word may properly be omitted pursuant to Rule 14a-8 from the proxy materials to be distributed by the Company in connection with its 2004 annual meeting of shareholders. I also refer to the letters submitted by The Catholic Equity Funds (the "Proponent") dated December 16, 2003 (the "December 16 Letter"), and January 8, 2004 (the "January 8 Letter"). This letter is a brief response to the January 8 Letter.

In the January 8 Letter, the Proponent continues to sidestep the extensive authority and precedent cited in the Company's December 10 Letter and December 24 Letter, and has now submitted two letters to the Staff in which the Proponent offers no support for the positions it takes.

Instead the Proponent devotes the January 8 Letter to an attempted recharacterization of various statements it made and arguments it advanced in the December 16 Letter. Rather than dispute these characterizations on an item-by-item basis, we will let the prior correspondence speak for itself. Finally, with respect to the Proponent's gratuitous comment regarding "ghostwriters," we note our surprise at the Proponent's apparent displeasure that the Company has engaged outside counsel to assist it with regard to this matter.

152991v1

Cendant Corporation. 9 West 57th Street, 37th Floor, New York, NY 10019. Tel: (212) 413-1836. Fax: (212) 413-1922. eric.bock@cendant.com

Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Company's proxy materials, or should any additional information be desired in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 413-1836.

Sincerely,

Eric J. Bock
Executive Vice President, Law
and Corporate Secretary

cc: Theodore F. Zimmer, President
The Catholic Equity Funds

Donna Meyer, Ph.D., System Director - Community Health
CHRISTUS Health

Sister Antoinette Kaiser, Treasurer
Congregation of Divine Providence

Sister Imelda Gonzalez, Trustee
Providence Trust

Sister Lillian Anne Healy, Director of Corporate Responsibility
Congregation of the Sisters of Charity
of the Incarnate Word